EXHIBIT 99.13
Media release

Rio Tinto invests in InoBat

16 November 2021

LONDON--(BUSINESS WIRE)--Rio Tinto is supporting the development of a battery ecosystem in Europe with an investment in Inobat Auto (‘InoBat’), a European-based battery technology and manufacturing company. This investment will support the completion of InoBat’s research and development centre and pilot battery line in Voderady, Slovakia. Today’s investment follows a Memorandum of Understanding signed in May, outlining an intention to work together to progress the establishment of a “cradle-to-cradle” electric vehicle battery value chain in Serbia.
InoBat, a European based battery manufacturer with a battery research and development facility and pilot plant under development in Slovakia, is actively pursuing plans to build a number of gigafactories, including one in Serbia. The company specialises in the pioneering research, development, manufacture, and provision of premium innovative electric batteries custom-designed to meet the specific requirements of customers within the automotive, commercial vehicle, motorsport, and aerospace sectors.
Rio Tinto’s $2.4 billion Jadar lithium-borates project in Serbia is one of the largest greenfield lithium projects in development. The Jadar project remains subject to receiving all relevant approvals, permits and licences and ongoing engagement with local communities, the Government of Serbia and civil society. It has the potential to produce approximately 58 thousand tonnes of battery grade lithium carbonate and position Rio Tinto as the largest source of lithium supply in Europe for at least the next 15 years.1

Managing director of Rio Tinto’s battery materials business, Marnie Finlayson said ”We are delighted to be able to deepen our partnership with InoBat through our investment and look forward to benefitting from a broader perspective of the battery materials sector, as well as insights into future battery chemistries and technologies.
“Our Jadar lithium project in Serbia is on the doorstep of the European electric vehicle market. Capable of producing enough lithium to make around one million electric vehicle batteries a year to the highest environmental standards,2 we believe Jadar will be a critical supplier of the European battery ecosystem and, through our investment in InoBat, we hope that we can assist in making some of those batteries locally.”

Marian Bocek, Chief executive officer of InoBat Auto said “InoBat is thrilled to further partner with Rio Tinto. Our mission has always been to provide solutions across the entire value chain – a cradle-to-cradle approach, which showcases the concept of the circular economy and will support Europe’s bid for technological independence. Side-by-side with Rio Tinto, we are looking forward to further developing our manufacturing capacities and working closely on the downstream development of a battery ecosystem with common decarbonisation efforts at its core.”
About InoBat Auto
InoBat Auto specialises in the pioneering research, development, manufacture, and provision of premium innovative electric batteries custom-designed to meet the specific requirements of global mainstream and specialist OEMs within the automotive, commercial vehicle, motorsport, and aerospace sectors. InoBat is backed by a strong consortium of investors and technology companies, including lead investor IPM Group (IPM) – one of the fastest growing InfraTech asset managers who specialise in bringing ground-breaking technologies in the areas of mobility and digital infrastructure.

www.inobatauto.eu

1 These production targets were previously reported in a release to the Australian Securities Exchange (ASX) dated 10 December 2020, “Rio Tinto declares maiden Ore Reserve at Jadar” (for battery-grade lithium carbonate it was 55,000 tonnes) and is available to view on www.riotinto.com. The company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcement. This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

2 Assuming 60kWh battery size
View source version on businesswire.com: https://www.businesswire.com/news/home/20211116005056/en/

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